UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number: 000-14993
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D

	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:           June 30, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________ _________________________________________________________________________________________

PART I
REGISTRANT INFORMATION
Full name of registrant:                                    Carmike Cinemas, Inc.
Former name if applicable:
Address of principal executive office (Street and number):           1301 First Avenue
City, state and zip code:                                Columbus, Georgia 31901
PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Carmike Cinemas, Inc. (the “Company”) will delay the filing of its Form 10-Q for the quarter ended June 30, 2006.
     As disclosed in various filings, the Company has restated previously issued financial statements for the years ended December 31, 2003 and December 31, 2004 and the quarters ended June 30, 2005 and September 30, 2005. The Company will also restate previously issued financial statements for the quarter ended March 31, 2005. On August 4, 2006, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2005 which includes restated financial statements for the years ended December 31, 2004 and December 31, 2003. Also on August 4, 2006, the Company filed its amended Quarterly Reports on Form 10-Q/A for the quarters ended June 30, 2005 and September 30, 2005 which include the respective restated financial statements.
     In addition, the Company must complete and file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which will include restated financial statements for the quarter ended March 31, 2005, before it will be in a position to complete and file the Form 10-Q for the quarter ended June 30, 2006. As a result of the financial restatement and the delays in filing the reports described above, the Company will be unable, without unreasonable effort or expense, to finalize the Form 10-Q for the quarter ended June 30, 2006, by the August 9, 2006 filing deadline.
     The Company continues to work diligently to complete its financial statements and file its first quarter 2006 Form 10-Q promptly upon completion. However, management cannot currently estimate the exact filing date of the first quarter 2006 Form 10-Q. The Company will file the second quarter 2006 Form 10-Q subsequent to the filing of the first quarter 2006 Form 10-Q.
     As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, the Company identified the following material weaknesses in its internal control over financial reporting, as of December 31, 2005:
1.	The Company did not maintain a sufficient complement of personnel with appropriate skills, training and Company-specific experience in the selection, application and implementation of generally accepted accounting principles commensurate with the Company’s financial reporting requirements.

2.	The Company did not maintain effective control over the recording and processing of journal entries in its financial reporting process.

3.	The Company did not maintain effective controls over the accounting for leases.

4.	The Company did not maintain effective controls over the completeness and accuracy of income taxes.
     These material weaknesses continued to exist as of June 30, 2006. A detailed discussion of these material weaknesses is contained in Item 9A to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. In light of the material weaknesses described above, as of June 30, 2006, the Company’s disclosure controls and procedures were not effective at the reasonable assurance level.
     This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “believes,” “expects,” “anticipates,” “plans,” “estimates” or similar expressions. Forward-looking statements are only predictions and are not guarantees of performance. Examples of forward-looking statements in this Form 12b-25 include the estimates of certain second quarter 2006 financial results and operating information and the Company’s expectations with regard to filing its periodic reports with the Securities and Exchange Commission. These statements are based on beliefs and assumptions of management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include:

•	our ability to comply with covenants contained in our senior secured credit agreement;

•	our ability to maintain our Nasdaq listing;

•	our ability to operate at expected levels of cash flow;

•	the availability of suitable motion pictures for exhibition in our markets;

•	competition in our markets;

•	competition with other forms of entertainment;

•	the effect of our leverage on our financial condition; and

•	other factors, including the risk factors disclosed in our Annual Report on Form 10-K for the year ended December 31, 2005 under the caption “Risk Factors.”
We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

Richard B. Hare	(706)	576-3415

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes       ☒ No
Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes       ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position at this time to provide any specific estimate of anticipated significant changes in results of operations for the quarter ended June 30, 2005 to the quarter ended June 30, 2006 that may be reflected in the financial statements to be included in the second quarter 2006 Form 10-Q. However, as previously reported, the Company experienced positive trends in attendance and admissions during the second quarter of 2006 over the second quarter of 2005 which were attributable to the favorable slate of movies that have been released this summer.

Carmike Cinemas, Inc.
(Name of Registrant as Specified in Charter)
     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2006	By:	/s/ Richard B. Hare
Richard B. Hare Senior Vice President — Finance, Treasurer and Chief Financial Officer